Filed pursuant to Rule 424(b)(2)
Registration File No.: 333-127930
Prospectus Supplement
(To Prospectus dated August 31, 2006)
Dynavax Technologies Corporation
1,663,456 Shares of Common Stock
     Pursuant to this prospectus supplement and the accompanying prospectus, we are offering 1,663,456 shares of our common stock to Azimuth Opportunity Ltd., or Azimuth, pursuant to our Common Stock Purchase Agreement, dated August 31, 2006, with Azimuth, at an average price of approximately $9.02 per share. The total purchase price for the shares is $15,000,000. We will receive net proceeds from the sale of these shares of approximately $14,795,000 after deducting our estimated offering expenses of approximately $205,000, including a placement agent fee of $150,000 paid to Trout Capital LLC, Member NASD/SIPC, in connection with this offering.
     This prospectus supplement and the accompanying prospectus also cover the sale of those shares by Azimuth to the public. Azimuth is an “underwriter” within the meaning of Section 2(a)(11) of the Securities Act of 1933, as amended, or the Securities Act, and any profits on the sales of shares of our common stock by Azimuth and any discounts, commissions or concessions received by Azimuth may be deemed to be underwriting discounts and commissions under the Securities Act.
     We expect to issue the shares to Azimuth on or about December 5, 2006. Our common stock is listed on the NASDAQ Global Market under the symbol “DVAX.” On December 1, 2006, the last reported sale price of the common stock on the Nasdaq Global Market was $9.08 per share.
     Before deciding whether to invest in our common stock, you should consider carefully the risks that we have described under the heading “Risk Factors” beginning on page S-7 of this prospectus supplement and certain of our filings with the Securities and Exchange Commission.
     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.
The date of this prospectus supplement is December 4, 2006.

FORWARD-LOOKING STATEMENTS
     The statements in this prospectus and the documents incorporated by reference contain forward-looking statements which are subject to a number of risks and uncertainties. All statements that are not historical facts are forward-looking statements, including statements about our business strategy, our future research and development, our preclinical and clinical product development efforts, the timing of the introduction of our products, the effect of GAAP accounting pronouncements, uncertainty regarding our future operating results and our profitability, anticipated sources of funds and all plans, objectives, expectations and intentions. These statements appear in a number of places and can be identified by the use of forward-looking terminology such as “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “future,” “intend,” or “certain” or the negative of these terms or other variations or comparable terminology, or by discussions of strategy.
     Our actual results may differ materially from the results expressed or implied by these forward-looking statements because of the risk factors and other factors disclosed in this prospectus and documents incorporated by reference. The risk factors may not be all of the factors that could cause actual results to vary materially from the forward-looking statements. The forward-looking statements made or incorporated in this prospectus relate only to circumstances as of the date on which the statements are made. Readers should not place undue reliance on these forward-looking statements and are cautioned that any such forward-looking statements are not guarantees of future performance. We assume no obligation to update any forward-looking statements.

ABOUT THIS PROSPECTUS SUPPLEMENT
     This prospectus supplement and the accompanying prospectus dated August 31, 2006 are part of a registration statement on Form S-3 (File No. 333-127930) we filed with the Securities and Exchange Commission using a “shelf” registration process. Under this “shelf” registration process, we may from time to time sell securities described in the accompanying prospectus in one or more offerings up to a total of $75 million.
     These documents contain important information you should consider when making your investment decision. The accompanying prospectus provides you with a general description of the securities we may offer. This prospectus supplement contains information about the shares issued in this offering. This prospectus supplement may add, update or change information in the accompanying prospectus. You should rely only on the information provided in this prospectus supplement, the accompanying prospectus or incorporated by reference in this prospectus supplement or the accompanying prospectus. We have not authorized anyone to provide you with any other information.
     This prospectus supplement does not constitute an offer to sell or a solicitation of an offer to buy the shares offered hereby in any jurisdiction where, or to any person to whom, it is unlawful to make such offer or solicitation.
     The information contained in the prospectus and the prospectus supplement is accurate only as of the date of the prospectus and the prospectus supplement, regardless of the time of delivery of this prospectus supplement or of any sale of the shares.
     We further note that the representations, warranties and covenants made by us in any agreement that is filed as an exhibit to any document that is incorporated by reference in the accompanying prospectus were made solely for the benefit of the parties to such agreement, including, in some cases, for the purpose of allocating risk among the parties to such agreements, and should not be deemed to be a representation, warranty or covenant to you. Moreover, such representations, warranties or covenants were accurate only as of the date when made. Accordingly, such representations, warranties and covenants should not be relied on as accurately representing the current state of our affairs.
     Unless we have indicated otherwise, or the context otherwise requires, references in this prospectus supplement and the accompanying prospectus to “Dynavax,” “we,” “us” and “our” refer to Dynavax Technologies Corporation.
SUMMARY
This summary highlights selected information contained elsewhere or incorporated by reference in this prospectus supplement and the accompanying prospectus. This summary may not contain all the information that you should consider before investing in our common stock. You should read the entire prospectus supplement and the accompanying prospectus carefully, including “Risk Factors” contained in this prospectus supplement and the financial documents incorporated by reference in the accompanying prospectus, before making an investment decision. This prospectus supplement may add to, update or change information in the accompanying prospectus.
Overview
     Dynavax Technologies Corporation discovers, develops and intends to commercialize innovative products to treat and prevent allergies, infectious diseases, cancer and chronic inflammatory diseases using versatile, proprietary approaches that alter immune system responses in highly specific ways. Our clinical development programs are based on immunostimulatory sequences, or ISS, which are short DNA sequences designed to enhance the ability of the immune system to fight disease and control chronic inflammation. Our most advanced ISS-based clinical pipeline programs are a ragweed allergy immunotherapeutic and a hepatitis B vaccine.
     Our clinical development pipeline currently includes: TOLAMBA™, a ragweed allergy immunotherapeutic, for which a major safety and efficacy trial is currently underway, and that is in a supportive clinical trial in ragweed allergic children; HEPLISAV™, a hepatitis B vaccine that is currently in a Phase 3 clinical trial; SUPERVAX™, a hepatitis B vaccine; and a cancer therapy currently in a Phase 2 clinical trial in non-Hodgkin’s lymphoma and a

Phase 1 clinical trial in metastatic colorectal cancer. We have preclinical programs in hepatitis B therapy and hepatitis C therapy that are funded by Symphony Dynamo, Inc., or SDI, and preclinical programs focused on chronic inflammation, antiviral therapies and improved, next-generation vaccines using ISS and other technologies. We also have a research collaboration and license agreement with AstraZeneca for the discovery and development of TLR-9 agonist based therapies for the treatment of asthma and chronic pulmonary disease, or COPD. The collaboration will utilize our proprietary second-generation TLR-9 agonist immunostimulatory sequences.
Recent Developments
TOLAMBA
     TOLAMBA (formerly, Amb a 1 ISS Conjugate, or AIC) is a novel injectable product candidate to treat ragweed allergy. In early 2006, we announced results from a two-year Phase 2/3 clinical trial of TOLAMBA showing that patients treated with a single six-week course of TOLAMBA prior to the 2004 season experienced a statistically significant reduction in total nasal symptom scores and other efficacy endpoints compared to placebo-treated patients in the second year of the trial. The safety profile of TOLAMBA was favorable. Systemic side effects were indistinguishable from placebo and local injection site tenderness was minor and transient.
     Following a discussion with the U.S. Food & Drug Administration, or FDA, in the first quarter 2006, we decided to conduct an additional major safety and efficacy trial with the goal of determining whether a more intensive, single-course dosing regimen can elicit a greater treatment effect than prior regimens. In the second quarter of 2006, we initiated the Dynavax Allergic Rhinitis TOLAMBA Trial, or DARTT, and announced that enrollment in the DARTT exceeded expectations relative to the speed and number of study subjects. DARTT is a two-year, multi-center, well-controlled study in 738 ragweed allergic subjects, aged 18 to 55 years, randomized into three arms: prior dosing regimen, higher total dose regimen, and placebo. Subjects receive six injections over six weeks prior to the start of the 2006 ragweed season. Ragweed symptoms will be followed over the 2006 and 2007 ragweed seasons. The primary endpoint is reduction in total nasal symptom scores (TNSS) in the prior dosing arm compared to placebo during the second (2007) ragweed season. The trial design includes an interim analysis anticipated to be conducted in early 2007 following completion of the 2006 ragweed season. We anticipate that data from the DARTT interim analysis, if positive, combined with the safety and efficacy data from the recently completed two year Phase 2/3 trial, and from an ongoing trial in ragweed allergic children, could provide sufficient patient data for determining the potential timeline to registration.
HEPLISAV
     HEPLISAV, our product candidate for hepatitis B prophylaxis, completed a Phase 2/3 trial conducted in Singapore in adults (40 years of age and older) who are more difficult to immunize with conventional vaccines. Results from the final analysis of this trial showed statistically significant superiority in protective antibody response and robustness of protective effect after three vaccinations when compared to GlaxoSmithKline’s Engerix-B®. We intend to focus our development activities and resources on maximizing the potential of HEPLISAV’s demonstrated superiority over conventional hepatitis B vaccine in both the younger (under 40 years of age) and older adult populations, and its potential in the worldwide dialysis market.
     In November 2006, we announced results from a Phase 3 trial for HEPLISAV in the older, more difficult to immunize population in Asia showing statistically significant superiority in protective antibody response and robustness of protective effect after three vaccinations when compared to GlaxoSmithKline’s Engerix-B®. In December 2006, we announced the results of a Phase 2 trial showing equivalent seroprotection from a shorter two-dose vaccination schedule in the younger adult population. The U.S.-based Phase 1 trial in patients with end-stage renal disease (pre-hemodialysis) is ongoing. We are in the process of planning additional trials designed to support registration activities. In the fourth quarter of 2006, we plan to initiate a pivotal Phase 3 safety and efficacy trial for HEPLISAV in the adolescent and adult population in Canada followed by the initiation of parallel trial sites in the U.S. and Europe in early 2007. Also in 2007, we anticipate initiating a Phase 2 trial in the dialysis population that would be conducted in Europe and/or Canada.

SUPERVAX
     In April 2006, we announced the acquisition of Rhein Biotech GmbH, which we refer to as Dynavax Europe. As a result, we acquired a hepatitis B vaccine product called SUPERVAX that has been tested in more than 600 subjects and has demonstrated safety and 99% seroprotection compared to conventional vaccine when administered on a convenient, 0, 1-month two-dose schedule. The SUPERVAX product is approved for marketing and sales are expected to be launched in Argentina in December 2006 through a third party partner. We intend to continue development of and registration activities for SUPERVAX as a two-dose vaccine for commercialization in developing countries.
     Symphony Dynamo, Inc.
     In April 2006, we entered into a series of related agreements with Symphony Capital Partners, LP to advance specific Dynavax ISS-based programs for cancer, hepatitis B therapy and hepatitis C therapy through certain stages of clinical development. Pursuant to the agreements, SDI has agreed to invest $50.0 million to fund the clinical development of these programs and we have licensed to SDI our intellectual property rights related to these programs. SDI is a wholly-owned subsidiary of Symphony Dynamo Holdings LLC (Holdings), which provided $20.0 million in funding to SDI at closing, and which is obligated to fund an additional $30.0 million in one year following closing. We continue to be primarily responsible for the development of these programs.
     Pursuant to the agreements, we issued to Holdings a five-year warrant to purchase 2,000,000 shares of our common stock at $7.32 per share, representing a 25% premium over the recent 60-day trading range average of $5.86 per share. The warrant exercise price is subject to reduction to $5.86 per share under certain circumstances. The warrant may be exercised or surrendered for a cash payment upon consummation of an all cash merger or acquisition of Dynavax, the obligation for which would be settled by the surviving entity. In consideration for the warrant, we received an exclusive purchase option to acquire all of the programs through the purchase of all of the equity in SDI during the five-year term at specified prices. The purchase option exercise price is payable in cash or a combination of cash and shares of our common stock, at our sole discretion. We also have an option to purchase either the hepatitis B or hepatitis C program during the first year of the agreement. The program option is exercisable at our sole discretion at a price which is payable in cash only and will be fully creditable against the exercise price for any subsequent exercise of the purchase option. If we do not exercise our exclusive right to purchase some or all of the programs licensed under the agreement, the intellectual property rights to the programs at the end of the development period will remain with SDI.
     In cancer, we believe that the potent and multifaceted biological activities of ISS offer a number of distinct approaches to cancer therapy in a wide range of tumor types. We are evaluating the potential of ISS to enhance the effect of monoclonal antibodies in cancer therapies. We have conducted an open-label Phase 1, dose-escalation trial of ISS in combination with Rituxan® (rituximab) in 20 patients with non-Hodgkin’s lymphoma (NHL). Results of this study showed dose-dependent pharmacological activity without significant toxicity. A follow-up Phase 2 trial of ISS with Rituxan in NHL is currently underway in 30 patients with histologically confirmed CD20+, B-cell follicular NHL who have received at least one previous treatment regimen for lymphoma. The primary objective is to assess the proportion of patients who are alive and without disease progression one year after initiating Rituxan therapy. Mechanistic studies will be performed to characterize the enhancement of antitumor activity by ISS.
     In December 2006, we announced the initiation of a Phase 1 dose escalation clinical trial of our cancer product candidate in combination with a standard chemotherapeutic regimen for metastatic colorectal cancer. We anticipate that additional cancer product candidates will advance into clinical trials in solid tumors in the first half of 2007, and our hepatitis B and hepatitis C therapeutic product candidates are currently planned to enter the clinic in 2007.
Other Information
     We were incorporated in California in August 1996 under the name Double Helix Corporation, and we changed our name to Dynavax Technologies Corporation in September 1996. We reincorporated in Delaware in 2001. Our principal offices are located at 2929 Seventh Street, Suite 100, Berkeley, California 94710-2753. Our telephone number is (510) 848-5100. Our Internet address is www.dynavax.com. We do not incorporate the information on our website into this prospectus, and you should not consider it part of this prospectus.

     Dynavax Technologies is a registered trademark of Dynavax Technologies Corporation. Each of the other trademarks, trade names or service marks appearing in this prospectus belongs to its respective holder. For further information regarding us and our financial information, you should refer to our recent filings with the SEC. See “Where You Can Find More Information” and “Incorporation of Certain Documents by Reference.”
THE OFFERING

Common stock offered by us	1,663,456 shares

Common stock to be outstanding after this offering	32,321,255 shares

Use of proceeds	We intend to use the net proceeds from this offering for general corporate purposes, including clinical trials, research and development expenses and general and administrative expenses.
     Our common stock is listed on the NASDAQ Global Market under the symbol “DVAX.”
     The number of shares of our common stock to be outstanding immediately after this offering is based on the number of shares outstanding as of September 30, 2006, which was 30,657,799 shares. This number does not include:
•	an aggregate of 3,162,178 shares of common stock issuable upon the exercise of options outstanding as of September 30, 2006 at a weighted average exercise price of $4.88 per share;

•	an additional 2,519,719 shares of common stock reserved for issuance as of September 30, 2006 under our stock incentive plans;

•	434,226 shares of common stock available for issuance under our 2004 Employee Stock Purchase Plan as of September 30, 2006;

•	84,411 shares of common stock issuable upon the exercise of an outstanding warrant at an exercise price of $6.18 per share;

•	2,000,000 shares of common stock issuable upon the exercise of an outstanding warrant at an exercise price of $7.32 per share. The warrant exercise price is subject to reduction to $5.86 per share under certain circumstances; and

•	7,130,000 shares of common stock issued on October 3, 2006 at $4.40, pursuant to an Underwriting Agreement by and between Dynavax and Pacific Growth Equities LLC.
     Unless otherwise stated, outstanding share information throughout this prospectus supplement excludes such outstanding options or warrants to purchase shares of common stock.
Dividend Policy
     We have never declared or paid any cash dividends on our capital stock. We intend to retain any future earnings to finance the growth and development of our business and do not anticipate paying any cash dividends in the foreseeable future.

RISK FACTORS
An investment in our common stock offered through this prospectus supplement and the accompanying prospectus involves risks. You should carefully consider the specific risks relating to this offering set forth below and relating to our business set forth under the caption “Risk Factors” in our filings with the Securities and Exchange Commission pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, incorporated by reference, before making an investment decision. The risks and uncertainties we have described are not the only ones facing our company. Additional risks and uncertainties not presently known to us or that we currently consider immaterial may also affect our business operations.
Risks Related to this Offering
You will experience immediate dilution in the book value per share of the common stock you purchase.
     Because the price per share of our common stock being offered is substantially higher than the book value per share of our common stock, you will suffer substantial dilution in the net tangible book value of the common stock you purchase in this offering. Based on the public offering price of $9.08 per share, if you purchase shares of common stock in this offering, you will suffer immediate and substantial dilution of $7.17 per share in the net tangible book value of the common stock. See “Dilution” for a more detailed discussion of the dilution you will incur in this offering.
We have broad discretion in how we use the net proceeds of this offering, and we may not use these proceeds effectively or in ways with which you agree.
     Our management will have broad discretion as to the application of the net proceeds of this offering and could use them for purposes other than those contemplated at the time of this offering. Our stockholders may not agree with the manner in which our management chooses to allocate and spend the net proceeds. Moreover, our management may use the net proceeds for corporate purposes that may not increase the market price of our common stock.
USE OF PROCEEDS
     We expect to receive approximately $14,795,000 in net proceeds from the sale of the 1,663,456 shares of common stock offered by us in this offering, based on the average price of $9.02 per share, after deducting the discounts and commissions and estimated offering expenses payable to us.
     We intend to use the net proceeds from this offering for general corporate purposes, including clinical trials, research and development expenses and general and administrative expenses.
     We have not determined the amounts we plan to spend on any of the areas listed above or the timing of these expenditures. As a result, our management will have broad discretion to allocate the net proceeds from this offering. Pending application of the net proceeds as described above, we intend to temporarily invest the proceeds in short-term interest bearing instruments.
DILUTION
     Our net tangible book value as of September 30, 2006 was approximately $46,953,000, or approximately $1.53 per share of common stock. Net tangible book value per share represents total tangible assets (including investments held by Symphony Dynamo, Inc.) less total liabilities (excluding the controlling interest in Symphony Dynamo, Inc.), divided by the number of shares of common stock outstanding. Dilution in net tangible book value per share represents the difference between the amount per share paid by purchasers of common stock in this offering and the net tangible book value per share of our common stock immediately after the offering. After giving effect to our sale of shares of common stock in this offering at the public offering price of $9.08 per share (the last reported sale price of our common stock on the Nasdaq Global Market on the last day of the pricing period, December 1, 2006) and after deduction of the underwriting discounts and commissions and estimated offering expenses payable by us, our net tangible book value as of September 30, 2006 would have been approximately $61,748,000 or $1.91 per share. This represents an immediate increase in net tangible book value of $0.38 per share to existing stockholders and an immediate dilution in net tangible book value of $7.17 per share to purchasers of common stock in this offering.

Public offering price per share	$9.08
Net tangible book value per share as of September 30, 2006	$1.53
Increase per share attributable to new investors	$0.38

Net tangible book value per share after the offering	$1.91
Dilution per share to new investors	$7.17

     The number of shares in the table above excludes:
•	an aggregate of 3,162,178 shares of common stock issuable upon the exercise of options outstanding as of September 30, 2006 at a weighted average exercise price of $4.88 per share;

•	an additional 2,519,719 shares of common stock reserved for issuance as of September 30, 2006 under our stock incentive plans;

•	434,226 shares of common stock available for issuance under our 2004 Employee Stock Purchase Plan as of September 30, 2006;

•	84,411 shares of common stock issuable upon the exercise of an outstanding warrant at an exercise price of $6.18 per share;

•	2,000,000 shares of common stock issuable upon the exercise of an outstanding warrant at an exercise price of $7.32 per share. The warrant exercise price is subject to reduction to $5.86 per share under certain circumstances; and

•	7,130,000 shares of common stock issued on October 3, 2006 at $4.40, pursuant to an Underwriting Agreement by and between Dynavax and Pacific Growth Equities LLC.

PLAN OF DISTRIBUTION
     Please see the information set forth under the caption “Plan of Distribution” in the accompanying prospectus, and the disclosure set forth in our Current Report on Form 8-K relating to our equity line of credit arrangement with Azimuth, filed with the Securities and Exchange Commission on August 31, 2006, pursuant to the Securities Exchange Act of 1934, which is incorporated by reference herein. For more information, please see the section entitled “Incorporation of Certain Documents by Reference” in this prospectus supplement.
LEGAL MATTERS
     The validity of the securities being offered has been passed upon for us by Cooley Godward Kronish llp, Palo Alto, California.
WHERE YOU CAN FIND MORE INFORMATION
     This prospectus supplement is part of a registration statement on Form S-3 that we filed with the Securities and Exchange Commission. The registration statement that contains this prospectus supplement, including the exhibits to the registration statement, contains additional information about us and the securities offered by this prospectus supplement.
     We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any document we file at the Securities and Exchange Commission’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the Public Reference Room. Our public filings, including reports, proxy and information statements, are also available on the Securities and Exchange Commission’s web site at http://www.sec.gov.
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE
     The SEC allows us to “incorporate by reference” the information contained in documents that we file with them, which means that we can disclose important information to you by referring to those documents. The information incorporated by reference is considered to be part of this prospectus supplement. Information in this prospectus supplement modifies or supersedes information incorporated by reference that we filed with the SEC prior to the date of this prospectus supplement, and information that we file later with the SEC also will automatically update and supersede this information.
     We incorporate by reference the documents listed below and any documents that we file in the future with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this prospectus supplement and before the completion of the offering (other than current reports furnished under Item 7.01 or Item 2.02 of Form 8-K):
1.	Our Registration Statement on Form S-8 filed with the SEC on August 4, 2006;

2.	Our Annual Report on Form 10-K for the year ended December 31, 2005, filed with the SEC on March 16, 2006, as amended by Amendment No. 1 filed on August 4, 2006;

3.	Our Quarterly Reports on Form 10-Q for the period ended March 31, 2006, filed with the SEC on May 5, 2006, for the period ended June 30, 2006, filed with the SEC on August 4, 2006 and for the period ended September 30, 2006, filed with the SEC on November 3, 2006;

4.	Our Current Reports on Form 8-K filed with the SEC on April 24, 2006, April 27, 2006, May 1, 2006, July 28, 2006, August 18, 2006, August 31, 2006, September 8, 2006, October 4, 2006, October 11, 2006, November 2, 2006, November 14, 2006 and December 1, 2006;

5.	Our Definitive Proxy Statement on Form 14A filed with the SEC on April 28, 2006;

6.	The description of our common stock set forth in Prospectus on Form 424B2 (Registration No. 333-127930) filed with the SEC on August 31, 2006; and

7.	The description of our common stock set forth in Registration Statement on Form S-1 (Registration No. 333-109965) filed with the SEC on February 5, 2004.
     To the extent that any statement in this prospectus supplement is inconsistent with any statement that is incorporated by reference and that was made on or before the date of this prospectus supplement, the statement in this prospectus supplement shall supersede such incorporated statement. The incorporated statement shall not be deemed, except as modified or superseded, to constitute a part of this prospectus supplement, the accompanying prospectus or the registration statement. Statements contained in this prospectus supplement as to the contents of any contract or other document are not necessarily complete and, in each instance, we refer you to the copy of each contract or document filed as an exhibit to the registration statement.
     We will furnish without charge to you, on written or oral request, a copy of any or all of the documents incorporated by reference, including exhibits to these documents. You should direct any requests for documents to Deborah A. Smeltzer, Vice President, Operations and Chief Financial Officer, 2929 Seventh Street, Suite 100, Berkeley, CA 94710-2753, (510) 848-5100.
     Exhibits to the filings will not be sent, however, unless those exhibits have specifically been incorporated by reference in this document.